October 30, 2015

VIA EDGAR CORRESPONDENCE

Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zions Bancorporation

Schedule TO-I

Filed October 19, 2015

File No. 005-15790

Dear Mr. Hindin:

On behalf of Zions Bancorporation (the “Company” or “Zions”), we are hereby providing the following responses to your comment letter dated October 28, 2015 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Schedule TO-I (the “Schedule TO”) filed on October 19, 2015, relating to a tender offer (the “Offer”) by the Company. To assist your review, we have retyped the text of the Staff’s comments in bold below. The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s offer to purchase dated October 19, 2015 (the “Offer to Purchase”) relating to the Offer. All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. The responses and information described below are based upon information provided to us by the Company.

In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Schedule TO. The Schedule TO has been revised in response to the Staff’s comments.

Mr. Perry J. Hindin	-2-

General

1.	As discussed during our telephone call on October 27, 2015, please revise the disclosure to explain how the proration mechanism works and indicate whether and how accrued dividends to be paid to tendering holders are included in such calculation.

Response: The Offer to Purchase has been amended to explain how the proration mechanism works and to indicate whether accrued dividends to be paid to tendering holders are included in such calculation.

2.	We note that the Series G Depositary Shares are traded on the New York Stock Exchange. Please provide an analysis explaining the basis upon which you have concluded that the purchase of this series of securities is not subject to Exchange Act Rule 13e-3. Please also advise whether the Series I Shares and Series J Shares are subject to Exchange Act section 15(d). If so, please expand your analysis to include these two series of securities as well, specifically addressing Rule 13e-3(a)(3)(ii)(A).

Response: We respectfully advise the Staff that, for the reasons set forth below, we conclude that Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would not be applicable to the Offer for the Securities with respect to any of the Series G Depositary Shares, the Series I Shares or the Series J Shares.

An offeror’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A)	causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or section 15(d) of the Exchange Act; or

(B)	causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Mr. Perry J. Hindin	-3-

The Offer to purchase the Securities is neither reasonably likely to nor intended to trigger the events listed in Rule 13e-3(a)(3)(ii). As set forth below, each series of Securities was held of record by fewer than 300 persons prior to and at the time of the Offer. Thus, the Offer will not “cause” the Securities to become eligible for termination of registration or suspension of reporting under Rule 13e-3(a)(3)(ii)(A). In addition, the Offer is unlikely to cause the Series G Depositary Shares to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of a registered national securities association, pursuant to Rule 13e-3(a)(3)(ii)(B).

Paragraph (a)(3)(ii)(A) of Rule 13e-3. The Securities are subject to the reporting obligations in section 15(d) of the Exchange Act. Nevertheless, prior to and at the time the Offer commenced, there were for each respective series of the Securities fewer than 300 record holders as described in Rules 12g-4 and 12h-3 under the Exchange Act, and fewer than 1,200 record holders as described in section 15(d) of the Exchange Act as applicable to bank holding companies. According to securities position listing reports provided by the Depository Trust Company, as of October 14, 2015, there were 63 record holders of Series G Depositary Shares, 47 record holders of Series I Shares, and 33 record holders of Series J Shares. Therefore, pursuant to Compliance & Disclosure Interpretation 104.01 (“Going Private Transactions by Certain Issuers and Their Affiliates”), the Offer will not cause any series of the Securities to become eligible for termination of registration under Exchange Act Rule 12g-4 or for suspension of reporting obligations under Rule 12h-3 or section 15(d) of the Exchange Act.

Paragraph (a)(3)(ii)(B) of Rule 13e-3. The Series G Depositary Shares are listed on the New York Stock Exchange (the “NYSE”). The Company intends to maintain such listing after completion of the Offer, and has structured the Offer so that it is not reasonably likely to result in delisting of the Series G Depositary Shares. Section 703.05 of the NYSE Listed Company Manual indicates that it will give consideration to suspension and delisting of a preferred stock if (i) the aggregate market value of publicly-held shares is less than $2,000,000 or (ii) the number of publicly-held shares is less than 100,000.

Pursuant to the terms of the Offer, there is no reasonable likelihood that the Series G Depositary Shares will be considered for suspension or delisting under NYSE rules. Zions has offered to purchase Securities of all three series in an amount such that the aggregate purchase price, plus Accrued Dividends for such Securities, will not exceed $180,000,000 (the “Maximum Aggregate Purchase Amount”). Furthermore, Zions has stated that it will accept Securities for purchase in accordance with the acceptance priority levels listed in the Offer to Purchase, with the Series G Depositary Shares in the third and final acceptance priority level following the Series I Shares and Series J Shares.

Mr. Perry J. Hindin	-4-

Accordingly, if the total consideration paid for each Series G Depositary Share were $26.38 (the estimate of total consideration on the cover of the Offer to Purchase), and if the market price for each Series G Depositary Share were $26.08 (the closing price on October 16, 2015), Zions would have to spend $179,288,609.92 on Series G Depositary Shares for the aggregate market value of remaining Series G Depositary Shares to be less than $2,000,000. It is highly unlikely that Zions will spend this amount (equal to 99.60% of the Maximum Aggregate Purchase Amount) on Series G Depositary Shares, because the Series G Depositary Shares are in the third and final acceptance priority level following the Series I Shares and Series J Shares. The same analysis would hold true if the Series G Depositary Shares traded at historically low market prices, as indicated in the table below, which sets forth the percentage of the Maximum Aggregate Purchase Amount that would be required to be spent on Series G Depositary Shares in order for the remaining Series G Depositary Shares to fall below the NYSE minimum market value threshold.

Time Period	Lowest Series G Depositary Share Price during Time Period	Hypothetical Amount Spent on Series G Shares	% of Maximum Aggregate Purchase Amount Spent on Series G Shares	Series G Depositary Shares Repurchased	Series G Depositary Shares Remaining	Market Value of Remaining Series G Depositary Shares
October 16, 2015	$26.08 (closing price)	$179,288,609.92	99.60%	6,796,384	76,687	$1,999,996.96
Fiscal Year 2015	$25.10	$179,209,628.20	99.56%	6,793,390	79,681	$1,999,993.10
Fiscal Year 2014	$23.15	$179,032,565.64	99.46%	6,786,678	86,393	$1,999,997.95
Fiscal Year 2013	$22.88	$179,005,684.42	99.45%	6,785,659	87,412	$1,999,986.56

It is also unlikely that the Offer will cause the number of outstanding Series G Depositary Shares to fall below 100,000. To decrease the number of outstanding Series G Depositary Shares to below 100,000, holders of Series G Depositary Shares would have to tender 98.55% of all Series G Depositary Shares outstanding, and Zions would have to spend $178,673,613.00, or 99.26% of the Maximum Aggregate Purchase Amount, on Series G Depositary Shares alone. It is highly improbable that (1) holders of Series G Depositary Shares will tender at those levels and (2) even if they did, Zions would purchase Series G Preferred Shares at that level given that the Series G Depositary Shares are in the third and final acceptance priority level behind the Series I Shares and Series J Shares, as discussed above.

Mr. Perry J. Hindin	-5-

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter. In addition, as discussed during the telephone call on October 27, 2015, we have made a limited number of additional revisions to the Schedule TO and the Offer to Purchase beyond those addressed above, as set forth in Amendment No. 1. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Please do not hesitate to call me at (310) 712-6603 with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss the above responses.

Sincerely,

/s/ Patrick S. Brown